VIA EDGAR

July 26, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	Old Mutual Funds II
1933 Act File No. 002-99810
1940 Act File No. 881-04391
CIK No. 0000775180
Post-Effective Amendment No. 117 under the Securities Act of 1933
Amendment No. 115 under the Investment Company Act of 1940

Dear Mr. Brown:

Listed below are the responses of Old Mutual Funds II (the “Registrant”) to the comments you provided on July 12, 2011 regarding the above referenced post-effective amendment on Form N-1A.  The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1	Include a cover letter with future 485(a) filings noting the proposed changes to the Registrant’s registration statement.

The Registrant will include a cover letter with future 485(a) filings.

2	Remove the Morningstar category references from the fund summaries.

The requested changes have been made.

3
In the Principal Investment Strategies section of the Old Mutual Analytic U.S. Long/Short Fund summary, specify the market capitalization ranges of the large and mid-cap companies invested in by the Fund.

The requested change has been made.

4	In the Principal Investment Strategies section of the Old Mutual Analytic U.S. Long/Short Fund summary, include a brief explanation of long and short positions.

The second paragraph of the Principal Investment Strategies section of the Old Mutual Analytic U.S. Long/Short Fund summary contains the following statement, which the Registrant believes provides a concise explanation of the Fund’s utilization of long and short positions:

“The Fund buys securities “long” that Analytic Investors, LLC (“Analytic”), the Fund’s Sub-Adviser, believes will outperform and sells securities “short” that Analytic believes will underperform."

Additionally, the Registrant has included the following explanation in the “Short Sales Risk” paragraph appearing in the “Principal Risks” section of the Fund’s summary:   “When selling a security short, the Fund will sell a security it does not own at the then-current market price.  The Fund borrows the security to deliver to the buyer and is obligated to buy the security at a later date so it can return the security to the lender.”

Comment Number	Comments and Responses
5
If the Old Mutual Analytic U.S. Long/Short Fund invests in emerging markets as a principal investment strategy, disclose such investment in the Principal Investment Strategies section of the Fund’s summary.

The Old Mutual Analytic U.S. Long/Short Fund does not invest in emerging markets as a principal investment strategy.

6	Remove the final sentence [appearing in italics, below] from the following paragraph contained in the Principal Investment Strategies section of the Old Mutual Analytic U.S. Long/Short Fund summary:

“The Fund may invest in long and short positions of publicly traded equity securities.  The Fund’s long and short positions may include equity securities of foreign issuers that are traded in U.S. markets.  The Fund buys securities “long” that Analytic Investors, LLC (“Analytic”), the Fund’s Sub-Adviser, believes will outperform and sells securities “short” that Analytic believes will underperform.  This is not a market neutral strategy.”

The referenced sentence has been removed.

7	Does the Old Mutual Analytic U.S. Long/Short Fund concentrate its investments in any industry or sector?

The Old Mutual Analytic U.S. Long/Short Fund does not have a policy to concentrate its investments in any industry or sector.

8
Where applicable, for all funds, move the sentence beginning “The table below. . . “, which appears below the “Best Quarter” and “Worst Quarter” returns, to the paragraph appearing directly below the “Performance Information” heading in the fund summaries.

The requested changes have been made.

9	The following statement, appearing immediately following the Average Annual Returns tables in the fund summaries, should be included only if applicable to a fund:

“After-tax performance is shown for the Fund’s [Class XX] shares.  After-tax performance for the Fund’s other share classes will vary.  After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.”

The disclosure has been included following the Average Annual Returns tables in the fund summaries where applicable.

10
In the following sentence, appearing in the first paragraph of the Principal Investment Strategies section of the Old Mutual Barrow Hanley Value Fund summary, replace the phrase “with value characteristics” with “that the Fund’s Sub-Adviser believes are undervalued.”

“To pursue its investment objective, the Fund normally invests in equity securities of large and mid-cap companies with value characteristics.”

The requested change has been made.

11	In the Principal Investment Strategies section of the Old Mutual Barrow Hanley Value Fund summary, specify the market capitalization ranges of the large and mid-cap companies invested in by the Fund.

The requested change has been made.

Comment Number	Comments and Responses
12	Confirm that the Old Mutual Copper Rock International Small Cap Fund is invested in at least three different countries.

The Old Mutual Copper Rock International Small Cap Fund is invested in at least three different countries.

13
In the paragraph appearing in the Principal Investment Strategies section of the Old Mutual Copper Rock International Small Cap Fund summary, revise the following sentence to reflect that the specified market capitalization ranges relate to the investments made by the Fund, and that those ranges are similar of those of the Fund’s benchmark index as of the stated reconstitution date:

“For purposes of this Fund, small cap companies are those companies with market capitalizations similar to the companies in the S&P Developed ex-U.S. SmallCap Index. As of September 17, 2010, the S&P Developed ex-U.S. SmallCap Index included companies with market capitalizations between approximately $13.2 million and $12.4 billion.”

The requested change has been made.

14
For all funds whose principal investment strategies require that they invest at least 80% of their net assets (plus any borrowings for investment purposes) in stated investments suggested by the fund’s name, and for which market capitalization ranges for such investments are set forth in the fund’s principal investment strategy, confirm that such funds will stop buying securities of any company if and when such company’s market capitalization falls outside of the range specified within a fund’s Principal Investment Strategy and the purchase of additional shares of such company would cause the fund to fail to exceed the referenced 80% level in stated investments suggested by the fund’s name.

Funds whose principal investment strategies require that they invest at least 80% of their net assets (plus any borrowings for investment purposes) in stated investments suggested by the fund’s name will stop buying securities of any company if and when such company’s market capitalization falls outside of the range specified within such fund’s Principal Investment Strategy and the purchase of additional shares of such company would cause the fund to fail to exceed the referenced 80% level in stated investments suggested by the fund’s name.

15	Explain the inclusion of the following footnote to the Fees and Expenses Table with respect to any applicable funds and explain the referenced non-correlation:

“Total Annual Operating Expenses do not correlate to the Ratios of Gross Expenses to Average Net Assets of the Fund stated in the Financial Highlights, which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.”

Instruction 3.F.(vii) to Item 3 of Form N-1A states that “a Fund may clarify in a footnote to the fee table that the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets given in response to Item 13, which reflects the operating expenses of the Fund and does not include Acquired Fund fees and expenses.”  For applicable funds, the total annual fund operating expenses under Item 3 of Form N-1A do not correlate to the ratios of expenses to average net assets given in response to Item 13 of Form N-1A, which reflect the operating expenses of the Fund and do not include Acquired Fund fees and expenses

16	Delete the following phrase from the Small and Mid-Cap Company Risk appearing in the Principal Risks section of the Old Mutual Focused Fund summary:
“While small-cap and mid-cap companies may offer greater potential for capital appreciation than larger more established companies. . . ”

The requested change has been made.

Comment Number	Comments and Responses
17	Add the italicized phrase to the following sentence appearing in the Principal Investment Strategies section of the Old Mutual Heitman REIT Fund summary:

“To pursue its investment objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts (“REITs”) or investments with economic characteristics similar to REITs.”

The requested change has been made.

18
In the Principal Investment Strategies sections of the Old Mutual Large Cap Growth Fund, Old Mutual TS&W Mid-Cap Value Fund, and Old Mutual TS&W Small Cap Value Fund summaries, specify the market capitalization ranges of the companies invested in by the Funds and note that the ranges are reflective of the market capitalization ranges of the Funds’ benchmark indexes.

The requested changes have been made.

19	Add the italicized language to the first sentence of the Principal Investment Strategies section of the Old Mutual Barrow Hanley Core Bond Fund summary:

“To pursue its investment objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds, which are fixed income securities, of varying maturities.”

The requested change has been made.

20
Add a statement in the Principal Investment Strategies section of the Old Mutual Cash Reserves Fund that the Fund complies with regulatory requirements regarding maturity, quality, and diversification.

The requested change has been made.

21
In the Principal Investment Strategies section of the Old Mutual Dwight High Yield Fund summary, add the defined term “junk bonds” to the reference to the Fund’s investment in high-yield, below investment-grade securities, or explain why the defined term is not included.

The defined term “junk bond” has not been included in the Principal Investment Strategies section of the Old Mutual Dwight High Yield Fund summary because it appears immediately below that section in the Principal Risks section of the Fund summary in the risk factor entitled “High Yield Risk.”

22	In the Principal Investment Strategies section of the Old Mutual Dwight High Yield Fund summary, add a statement noting the Fund’s average duration as of a recent date.

The requested change has been made.

23
Revise the Credit Risk disclosure, appearing in the Principal Risks section of the Old Mutual Dwight High Yield Fund summary, to make it more reflective of the credit risks associated with the type of investments invested in by the Fund.

The requested change has been made.

24	Add disclosure to the Principal Risks section of the Old Mutual Dwight High Yield Fund summary addressing the risks of investing in foreign securities.

The requested change has been made.

Comment Number	Comments and Responses
25	In the Principal Investment Strategies section of the Old Mutual Dwight Intermediate Fixed Income Fund summary, add a statement noting the Fund’s average duration as of a recent date.

The requested change has been made.

26
In the following paragraph, appearing in the Principal Investment Strategies section of the Old Mutual Dwight Short Term Fixed Income Fund summary, replace the word “typically” with “under normal circumstances”:

“The weighted average maturity of the Fund will vary depending on an evaluation of market conditions, patterns and trends by the Fund’s Sub-Adviser, but will typically be less than 3 years.  There are no limitations on the maturity of any individual issues in the Fund.”

The requested change has been made.

27
In the section of the statutory prospectus entitled “The Investment Adviser and Sub-Advisers – The Sub-Advisers”, add a statement to the “Ashfield” and “Copper Rock” paragraphs noting when each firm was founded.

The requested change has been made.

28	In the section of the statutory prospectus entitled “Investing in the Funds – Buying Shares”, explain why the following statements are included:

“Orders for shares of the Old Mutual Cash Reserves Fund received in good order by 5:00 p.m. Eastern time may not be processed unless payment is received by 5:30 p.m. Eastern time on the same day such order is placed. Best efforts will be made to process an order for which payment is received between 5:30 p.m. and 6:00 p.m. Eastern time on the same day such order is placed, but no assurances can be given that such order will be successfully processed.”

The statements relate to the processing of purchase orders, and are intended to alert investors of the time frame in which payment must be received in order for a purchase order to be accepted on the day the order was received.

29
In reference to the noted exception, pertaining to the Old Mutual Heitman REIT Fund, to the Fundamental Investment Restriction relating to industry concentration contained in the Funds’ Statement of Additional Information, address whether such Fund is allowed to concentrate its investments in any industry other than REITS.

The Old Mutual Heitman REIT Fund does not concentrate its investments in industries other than the REIT industry.

30
Confirm whether the Fundamental Investment Restriction relating to the making of personal loans or loans of a Fund’s assets contained in the Funds’ Statement of Additional Information applies to the making of personal loans or loans of a Fund’s assets to unaffiliated persons?

The Fundamental Investment Restriction relating to the making of personal loans or loans of a Fund’s assets contained in the Funds’ Statement of Additional Information relates to making personal loans or loans of a Fund’s assets to affiliated persons.

31
Revise the disclosure contained in the table entitled “Advisory Trustee” located in the section of the Funds’ Statement of Additional Information entitled “Trustees and Officers of the Trust” to reflect years served by the Advisory Trustee as Attorney and as Chairman at the law firm noted in the column entitled “Principal Occupation(s) During Past Five Years.”

The requested change has been made.

With respect to the foregoing comments, the Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant has undertaken to make changes, such changes will be made in the Registrant’s 485(b) post-effective amendment to be filed on or about July 26, 2011.

On behalf of the Registrant, we appreciate your assistance in connection with this review.  If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7736.

Very truly yours,

/s/ Rhonda A. Mills

OLD MUTUAL CAPITAL, INC.